Mail Stop 3561

May 15, 2008

Richard A. Bailey
Chief Executive Officer
Marshall Holdings International, Inc.
2555 East Washburn Road
North Las Vegas, NV 89081

> **Re:** **Marshall Holdings International, Inc.**
> **Information Statement on Schedule 14C**
> **Filed April 21, 2008**
> **File No. 0-27879**

Dear Mr. Bailey:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1: An Amendment to Our Articles of Incorporation to Provide for the Decrease in the Authorized Shares of Our Common Stock, page 2

The Decrease in the Number of Authorized Shares of Our Common Stock, page 2

1. We note your statement on page 3 that you have attached your articles of incorporation to your information statement, but it appears that you have not attached your articles of incorporation. Please re-file the information statement with your articles of incorporation, as amended and supplemented, attached.

Common Stock, page 3

2. Please clarify the meaning of "which is denied" with respect to any preemptive rights associated with your shares of common stock. Revise the similar disclosure regarding the shares of preferred stock.

Proposal 2: Grant of Discretionary Authority to the Board of Directors to Implement a One for 40,000 Reverse Stock Split, page 4

Effect of the Reverse Split, page 5

3. Please describe the effect that the proposed reverse stock split would have on your shares of preferred stock. For example, please describe how the voting and conversion rights associated with the preferred shares would be affected, if at all.

4. Please describe the dilutive effect, if any, that the proposed reverse stock split would have on your existing shareholders, particularly if the reverse stock split does not apply to the conversion ratio for the shares of preferred stock.

*   *   *

As appropriate, please amend your filing and respond to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Richard A. Bailey
Marshall Holdings International, Inc.
May 15, 2008
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Norman Reynolds, Esq.
        Facsimile No. (713) 237-3202